Exhibit 99.1

UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2026

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Financial Position

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at	Note	September 30, 2026	December 31, 2025 Audited
		$	$
ASSETS
Current assets:
Cash and cash equivalents		70,601,976	129,647,421
Receivables and prepaid expenses	4	2,312,302	1,607,818
		72,914,278	131,255,239
Non-current assets:
Mining concession asset	5	14,641,626	11,621,703
Property, plant and equipment	6	52,860,400	11,214,207
Intangibles		71,704	60,000
VAT receivable	8	6,215,934	3,894,616
		73,789,664	26,790,526
Total assets		146,703,942	158,045,765

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities		11,480,747	4,818,237
Current portion provision for environmental remediation	9	505,127	652,131
Current portion of lease liability	11	1,610,304	722,050
Current portion of other long-term liabilities	12	12,779,947	2,470,586
		26,376,125	8,663,004
Non-current liabilities:
Provision for environmental remediation	9	1,483,003	937,240
Lease liability	11	1,133,621	1,136,276
Other long-term liabilities	12	23,143,014	2,181,709
		25,759,638	4,255,225
Total liabilities		52,135,763	12,918,229
Equity:
Share capital	16	244,650,051	243,720,586
Contributed surplus		38,062,707	33,623,682
Deficit		(188,144,579)	(132,216,732)
		94,568,179	145,127,536
Total liabilities and equity		146,703,942	158,045,765

Commitments, options agreements and contingencies	22
Subsequent events	23

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Approved on behalf of the Board of Directors:

(signed) Ari Sussman	(signed) Jasper Bertisen
Director	Director

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Operations and Comprehensive Loss (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

		For the three months ended September 30		For the nine months ended September 30
	Note	2026	2025	2026	2025
		$	$	$	$
Expenses
Exploration and evaluation	19(a)	(17,185,546)	(8,794,460)	(41,091,581)	(21,086,342)
General and administration	19(b)	(4,858,691)	(2,449,547)	(12,817,030)	(6,583,972)
		(22,044,237)	(11,244,007)	(53,908,611)	(27,670,314)
Other income (expense)
Revaluation of warrants liability	10	—	—	—	(10,564,474)
Foreign exchange gain (loss)		(917,384)	(50,274)	(1,724,084)	582,866
Other income (expense)	20	27,559	128	27,559	1,186
Net loss before finance items and income tax		(22,934,062)	(11,294,153)	(55,605,136)	(37,650,736)
Finance income (expense)
Interest income		665,222	631,981	2,531,489	1,711,524
Finance costs	19(c)	(1,207,405)	(181,595)	(2,854,200)	(351,482)
Net loss before income tax		(23,476,245)	(10,843,767)	(55,927,847)	(36,290,694)
Income tax		—	—	—	—
Net loss and comprehensive loss		(23,476,245)	(10,843,767)	(55,927,847)	(36,290,694)
Basic and diluted loss per common share	17	(0.25)	(0.13)	(0.60)	(0.44)
Weighted average common shares outstanding, basic and diluted	17	92,843,962	84,854,580	92,710,361	82,846,305

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Cash Flows (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the nine months ended	Note	September 30, 2026	September 30, 2025
		$	$
Cash flows from (used in) operating activities
Net loss		(55,927,847)	(36,290,694)
Items not involving cash and cash equivalents:
Revaluation of warrants liability		—	10,564,474
Finance costs expensed	19(c)	2,607,964	196,543
Foreign exchange (gain) loss		1,724,084	(582,866)
Share-based compensation	19(b)	4,439,025	1,922,962
Impairment and write-down	19(a)	283,716	—
Depreciation and amortization	19(a),(b)	1,340,668	579,573
Net changes in working capital items	21	2,368,279	958,431
		(43,164,111)	(22,651,577)
Cash flows from (used in) financing activities
Cash proceeds from issuance of shares	16	—	36,357,305
Cash costs related to issuance of shares		—	(172,887)
Cash proceeds from warrant exercises	16, 10	—	7,857,044
Cash received from option exercises	16	929,465	555,739
Lease payments	11	(1,307,509)	(515,096)
		(378,044)	44,082,105
Cash flows from (used in) investing activities
Mining concession asset	5,12	(2,848,406)	(6,675,000)
Acquisition of property, plant and equipment	6,12	(12,419,160)	(1,208,476)
Intangible		(11,704)	(60,000)
		(15,279,270)	(7,943,476)
Net change in cash and cash equivalents during the period		(58,821,425)	13,487,052
Cash and cash equivalents, opening balance		129,647,421	38,930,957
Foreign exchange effect on cash balances		(224,020)	514,605
Cash and cash equivalents, end of period		70,601,976	52,932,614

For the nine months ended	Note	September 30, 2026	September 30, 2025
		$	$
Non-cash transactions:
Mining concession asset	5,12	2,124,684	3,847,766
Acquisition of property, plant and equipment	6,12	30,915,787	6,893,496
Modifications of right-of-use assets (ROU)	6	1,795,559	1,560,537
		34,836,030	12,301,799

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Changes in Equity (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

	Note	Number of shares issued and outstanding	Share capital	Contributed surplus	Deficit	Total
			$	$	$	$
Balance January 1, 2026		92,537,998	243,720,586	33,623,682	(132,216,732)	145,127,536
Exercise of options	16	410,709	929,465	—	—	929,465
Share-based compensation	19(b)	—	—	4,439,025	—	4,439,025
Net loss for the period		—	—	—	(55,927,847)	(55,927,847)
Balance September 30, 2026		92,948,707	244,650,051	38,062,707	(188,144,579)	94,568,179
Balance January 1, 2025		77,602,208	102,256,065	17,110,478	(82,358,377)	37,008,166
Issuance of shares – Offering March 2025	16	4,741,984	36,357,305	—	—	36,357,305
Share issue costs	16	—	(172,887)	—	—	(172,887)
Exercise of warrants	16	2,250,000	7,857,044	13,727,590	—	21,584,634
Exercise of options	16	263,084	555,739	—	—	555,739
Share-based compensation	19(b)	—	—	1,922,963	—	1,922,963
Net loss for the period		—	—	—	(36,290,694)	(36,290,694)
Balance September 30, 2025		84,857,276	146,853,266	32,761,031	(118,649,071)	60,965,226

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Tabular dollar amounts represent United States (“U.S.”) dollars, unless otherwise shown. References to C$/CAD and COP are to Canadian dollars and Colombian pesos, respectively.

1.	NATURE OF OPERATIONS

Collective Mining Ltd. (“CML”) and its subsidiaries (collectively referred to as the “Company”) are principally engaged in the acquisition, exploration and development of mineral properties located in Colombia. The Company principally carries on business through an Ontario corporation and a foreign company branch office in Colombia.

The Company’s common shares began trading on the TSX Venture Exchange (“TSXV”) on May 20, 2021, under the symbol “CNL”. On July 18, 2022, the Company’s shares began trading on the OTCQX® Best Market under the symbol “CNLMF”. Effective September 6, 2023, CML’s common shares were voluntarily delisted from the TSXV and began trading on the Toronto Stock Exchange (“TSX”) under their current stock symbol “CNL”. On July 17, 2024, CML’s common shares were voluntarily delisted from the OTCQX® Best Market and began trading on the NYSE American LLC under the symbol “CNL”. Effective August 11, 2026, the Company’s common shares were voluntarily transferred from the NYSE American to the Nasdaq Global Select Market (“Nasdaq”), where they commenced trading under the unchanged symbol “CNL”. Upon the effectiveness of the Nasdaq listing, trading of the Company’s common shares on the NYSE American ceased.

The registered office of CML is located at 40 Temperance Street Suite 3200, Toronto, Ontario, Canada, and its corporate head office is located at 201 South Biscayne Boulevard, Suite 2210, Miami, Florida, USA.

To date, the Company has not generated any revenue from mining or other operations as it is considered to be in the exploration stage.

2.	BASIS OF PREPARATION

Statement of Compliance

The unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), on a basis consistent with those accounting policies followed by the Company in the most recent audited annual consolidated financial statements.

These interim condensed consolidated financial statements do not include all the information required for full annual financial statements. Certain information, in particular, accompanying notes normally included in the audited annual consolidated financial statements prepared in accordance with IFRS Accounting Standards, has been omitted or condensed. The accounting policies and the significant judgements, estimates and assumptions used in the application of the accounting policies in the preparation of these unaudited interim consolidated financial statements are those described in Notes 2, 3, and 4 of the audited annual consolidated financial statements for the year ended December 31, 2025 and have been consistently applied throughout all periods presented as if these policies had always been in effect.

These interim condensed consolidated financial statements have been prepared on a going concern basis. Management has assessed the Company’s ability to continue as a going concern for at least twelve months from September 30, 2026, considering its cash and working capital, its committed obligations, and its ability to reduce or defer discretionary exploration expenditures and option payments, as its exploration service commitments do not extend beyond one year (see Note 22). Based on this assessment, management has concluded that there are no material uncertainties that may cast significant doubt on the Company’s ability to continue as a going concern. Continuing exploration programs at their current pace will require additional financing.

These unaudited interim condensed consolidated financial statements were approved and authorized by the Audit Committee, on behalf of the Board of Directors of the Company, on November 11, 2026.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

3.	NEW ACCOUNTING STANDARDS

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by the Company in future reporting periods.

(a)	IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”) - In April 2024, IFRS 18, was issued to achieve comparability of the financial performance of similar entities. The issuance of IFRS 18 is expected to have a substantive impact on financial statements, including potential changes to the structure of the income statement and various disclosure requirements. The standard, which replaces IAS 1, “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is assessing the potential impact of the standard on its consolidated financial statements.

4.	RECEIVABLES AND PREPAID EXPENSES

Receivables and prepaid expenses are made up of the following:

As at	September 30, 2026	December 31, 2025
	$	$
Prepaid expenses (a)	1,550,384	1,059,835
Advance to suppliers (b)	687,776	414,222
Other receivables (c)	74,142	133,761
	2,312,302	1,607,818

(a)	Prepaid expenses

Prepaid expenses are recognised as assets when payments are made for services to be received in future periods. As of September 30, 2026, prepaid expenses amount to $1,550,384 (December 31, 2025 – $1,059,835) and mainly include: directors’ and officers’ insurance, geological software annual subscription, and easement payments and permits for drilling rig installation and other exploration works.

(b)	Advance to suppliers

Advances include prepayments for drilling services and infrastructure works related to the construction of the exploration adit.

(c)	Other receivables

Included in other receivables is $74,142 (December 31, 2025 – $97,120) of Harmonized Sales Tax (“HST”) refund receivable in Canada.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

5.	MINING CONCESSION ASSET

Mining concession asset consists of the following:

As at	September 30, 2026	December 31, 2025
	$	$
Opening balance	11,621,703	—
Addition: Original acquisition cost – Trap Application (c)	3,482,718	—
Addition: Original acquisition cost – First Guayabales Option (a)	—	9,833,334
Addition: Environmental remediation – First Guayabales Option (b)	—	1,857,509
Addition: Original acquisition cost – Other mining concessions (d)	—	750,000
Addition: Change in estimate – Provision for environmental remediation	(165,612)	—
Fair value adjustment – Trap Application	(297,183)	—
Fair value adjustment – Acquisition cost – First Guayabales Option	—	(504,403)
Fair value adjustment – Provision for environmental remediation	—	(268,138)
Fair value adjustment – Acquisition cost – Other mining concessions	—	(46,599)
	14,641,626	11,621,703

(a)	First Guayabales Option

On June 23, 2025, the Company exercised its option to acquire the mining concession contract under the option agreement entered into on June 24, 2020 (the “First Guayabales Option”). As a result, the Company and the optionor executed an addendum to the original agreement pertaining to the First Guayabales Option. Consequently, the Company has expedited the timeline for obtaining full ownership of the mining concession contract and no longer has the option to terminate the agreement (See Note 7(a)).

In accordance with the Company’s accounting policy under IFRS 6, the total consideration owing to the optionor under the amended agreement has been reflected as a mining concession contract with a corresponding financial liability (for the unpaid portion) (See Note 12).

As at September 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $nil (December 31, 2025 - $1,425,561). (See Note 12).

(b)	Environmental Remediation

As part of the acquisition of the mining concession contract, the Company recognised an initial provision for environmental remediation with an undiscounted amount of $1,857,509 and a present value of $1,589,371, measured using a discount rate of 9.50% (see Note 9). The provision relates to conditions arising from past activities conducted in the concession area prior to the Company’s acquisition (see Note 7(a)), including the treatment of contact water, the stabilisation and closure of two tailings facilities, the remediation of waste dumps, and the sealing and backfilling of historical mining tunnels.

In accordance with IAS 37 Provisions, Contingent Liabilities, and Contingent Assets, the provision represents the estimated present obligation for remediation. Consistent with IAS 16, Property, Plant and Equipment, the related cost has been capitalised as part of the acquisition cost of the mining concession, as it is directly attributable to the acquisition of the mining concession contract.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(c)	Trap Application

On March 27, 2026, the Company entered into an irrevocable agreement to acquire rights derived from a mining concession application related to the Trap target at the Guayabales Project for total consideration of $3,482,718, payable in three equal instalments through 2028. The present value of the total consideration was determined to be $3,185,535 using a discount rate of 9.50% for the period 2026–2028 (See Note 12 (d)).

Completion of the assignment is contingent upon the granting of the mining title by the National Mining Agency (“ANM”) to the current applicants and the subsequent registration of the assignment in favor of the Company.

In accordance with the Company’s accounting policy under IFRS 6, the total consideration owing to the optionor under the agreement has been reflected as a mining concession contract with a corresponding financial liability (See Note 12).

As at September 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $2,124,683.

(d)	Other Mining Concessions

On July 16, 2025, the Company signed an agreement to acquire a mining concession for a total consideration of $750,000. The present value of the total consideration is determined to be $703,401 using a discount rate of 9.25% for the period 2025–2027.

In accordance with the Company’s accounting policy under IFRS 6, the total consideration owing to the seller under the agreement has been reflected as a mining concession contract with a corresponding financial liability (for the unpaid portion).

As at September 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $174,435 (See Note 12).

6.	PROPERTY, PLANT AND EQUIPMENT

Equipment and other fixed assets consist of the following:

	Land and Buildings (a)	Exploration Equipment and structures	Computer Equipment and furniture	Leasehold Improvement	Right of use assets (ROU) (c)	Total
	$	$	$	$	$	$
Opening net book value, January 1, 2026	8,985,293	355,677	212,810	51,153	1,609,274	11,214,207
Additions (b)	40,600,998	670,842	75,046	128,132	416,605	41,891,623
ROU modifications, net	—	—	—	—	1,378,954	1,378,954
Impairment and write-downs	—	(283,716)	—	—	—	(283,716)
Depreciation (d)	(3,839)	(145,343)	(109,357)	(40,618)	(1,041,511)	(1,340,668)
Net book value, September 30, 2026	49,582,452	597,460	178,499	138,667	2,363,322	52,860,400
Balance, September 30,2026
Cost	49,596,744	1,168,928	518,026	423,745	3,506,738	55,214,181
Accumulated depreciation	(14,292)	(571,468)	(339,527)	(285,078)	(1,143,416)	(2,353,781)
Net book value	49,582,452	597,460	178,499	138,667	2,363,322	52,860,400

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

	Land and Buildings (a)	Exploration Equipment and structures	Computer Equipment and furniture	Leasehold Improvement	Right of use assets (ROU)	Total
	$	$	$	$	$	$
Opening net book value, January 1, 2025	58,749	343,704	34,123	96,971	146,515	680,062
Additions	8,929,870	177,132	251,985	—	1,930,872	11,289,859
ROU re-measurement	—	—	—	—	54,723	54,723
Disposals and write-downs	—	(234)	(1,093)	—	—	(1,327)
Depreciation (d)	(3,326)	(164,925)	(72,205)	(45,818)	(522,836)	(809,110)
Net book value, December 31, 2025	8,985,293	355,677	212,810	51,153	1,609,274	11,214,207
Balance, December 31, 2025
Cost	8,995,746	781,922	444,976	295,610	2,132,109	12,650,363
Accumulated depreciation	(10,453)	(426,245)	(232,166)	(244,457)	(522,835)	(1,436,156)
Net book value	8,985,293	355,677	212,810	51,153	1,609,274	11,214,207

(a)	Land

During 2025, the Company completed land acquisitions within the Guayabales Project area. These acquisitions consolidated ownership of strategically located properties to support the future infrastructure and operational development of the Apollo discovery.

During 2026, the Company continued to acquire strategic land parcels within the Guayabales and San Antonio Project areas to support its exploration activities and potential future project infrastructure and development. Certain land acquisitions have fixed purchase prices payable in instalments over multiple years, resulting in the recognition of financial liabilities for the unpaid consideration. The long-term liabilities arising from these arrangements are further described in Note 12(c). Land additions during the period include the following:

Guayabales Project

■	On March 10, 2026, the Company entered into a four-year agreement to acquire land with fixed terms of payment for total consideration of $33,581,007. The present value of the total consideration was determined to be $28,202,423 using a discount rate of 9.50% for the period 2026–2030. Accordingly, land has been recognised at this amount, with a corresponding financial liability recorded (See Note 12).

■	On March 20, 2026, the Company entered into a two-year agreement to acquire land with fixed terms of payment for total consideration of $2,048,163. The present value of the total consideration was determined to be $1,926,417 using a discount rate of 9.50% for the period 2026–2027. Accordingly, land has been recognised at this amount, with a corresponding financial liability recorded (See Note 12).

■	On April 27, 2026, the Company entered into a one-year agreement to acquire land with fixed terms of payment for total consideration of $796,231.

San Antonio Project

■	On February 25, 2026, the Company entered into a four-year agreement to acquire land with fixed terms of payment for total consideration of $10,566,000. The present value of the total consideration was determined to be $8,942,313 using a discount rate of 9.50% for the period 2026–2030. Accordingly, land has been recognised at this amount, with a corresponding financial liability recorded (see Note 12).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(b)	Acquisition of equipment – Guayabales

On July 28, 2026, the Company acquired from the Asociación de Mineros de Guayabales the remaining equipment and infrastructure of the former operation within the Guayabales Project area, together with the associated possessory rights for total consideration of $623,869. The equipment and infrastructure were recognized at their estimated fair value of $149,074, and the remaining $474,796 was expensed as exploration and evaluation expenditures. This amount comprises possessory rights for the amount of $62,387, and the consideration of $412,409 paid in excess of the fair value of the assets acquired. The excess was paid to extinguish the Association’s remaining ownership of, and access rights to, the infrastructure, and equipment within the Company’s project area, thereby consolidating the Company’s control over the area.

Equipment the Company intends to use, of $100,131, is depreciated over its estimated useful life. Equipment and structures the Company does not intend to use, of $48,943, were written down. The Company also recognized a provision of $246,089 for the dismantling and removal of the acquired equipment and structures (Note 9(b)). Of this amount, $234,773, which relates to items not intended for use, was expensed. Total write-downs of $283,716 are included in exploration and evaluation expenditures for the three and nine months ended September 30, 2026.

(c)	Right of use assets (ROU)

Right of use assets as at September 30, 2026 comprise one vehicle lease agreement for multiple vehicles with an initial term of three years, two warehouse leases (one with an initial term of three years and another with a total extended term of fifty-six months) and two administrative office leases (one with an initial term of 2 years, renewable for additional 1-year terms, and a second corporate office lease with an initial term of sixty-three months). The value of additions is determined as the present value of lease payments at the inception of the lease (See Note 11).

Lease modifications, net

During the period ended March 31, 2026, the Company modified certain lease agreements, resulting in the remeasurement of lease liabilities with corresponding adjustments to ROU assets in accordance with IFRS 16.

Effective January 1, 2026, the Company modified its warehouse lease by extending the lease term from 36 months to 56 months and increasing the leased area. As a result, the ROU asset was remeasured and the carrying amount increased from $46,709 to $365,435. The Company also modified its vehicle lease by increasing the fleet and as a result the ROU asset was remeasured and increased from $702,104 to $1,762,332.

These amounts represent remeasurements of existing ROU assets following lease modifications and therefore reflect updated carrying values rather than additional lease additions.

(d)	Depreciation

Depreciation expense for three and nine months ended September 30, 2026 of $466,624 and $1,340,668, respectively (three and nine months ended September 30, 2025 of $203,537 and $578,742, respectively), was recognised within exploration and evaluation expenses and general and administration expenses in the interim condensed consolidated statement of operations and comprehensive loss (See Note 19 (a),(b)).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

7.	MINERAL INTERESTS

(a)	Guayabales Project

The Guayabales Project consists of mining titles, exploration applications, mining concession option agreements and a number of surface rights option agreements. The Guayabales Project is located in the Middle Cauca belt in the Department of Caldas, Colombia.

The Company has entered into four option agreements (the “First Guayabales Option”, the “Second Guayabales Option”, the “Third Guayabales Option” and the “Fourth Guayabales Option”) with third parties to explore, develop and acquire exploration property within the Guayabales Project.

On June 23, 2025, the Company accelerated the terms of the First Guayabales Option agreement, resulting in the transfer of 100% of the mining concession to the Company. The formal transfer was completed on December 30, 2025, at which time the mining concession was formally transferred and registered in the Company’s name with the Colombian National Mining Agency (Agencia Nacional de Minería, “ANM”). In January 2026, the Company made the final payment in lieu of the net smelter return (NSR), and as a result the First Guayabales Option has been fully executed.

In September 2025, the Company secured two additional option agreements (the “Third Guayabales Option” and the “Fourth Guayabales Option”) with third parties to explore and acquire mining concessions.

In October 2023 and May 2024, the Company secured option agreements to purchase surface rights.

First Guayabales Option – Executed Agreement

On June 24, 2020, the Company entered into the First Guayabales Option to acquire a 100% interest in the property.

On June 23, 2025, the Company exercised the option and entered into an addendum with the optionor to accelerate the remaining consideration. The total consideration remained unchanged from the original agreement.

During the year ended December 31, 2025 and in January 2026, the Company accelerated and fully settled all remaining payments under the agreement. Accordingly, as at January 26, 2026, there are no outstanding obligations related to the First Guayabales Option.

In connection with the acquisition of the mining concession contract, the Company recognised a provision for environmental remediation of $1,589,371 at initial recognition (see Note 9), primarily related to legacy site rehabilitation obligations. Consistent with the Company’s IFRS 6 accounting policy, these costs were capitalised as part of the mining concession asset, resulting in a total recognised asset of $10,918,302 as at December 31, 2025 (see Note 5).

$
Original acquisition cost – First Guayabales Option	9,833,334
Less: Fair value adjustment	(504,403)
Acquisition cost at fair value – Long-term liability	9,328,931
Addition: Fair value – Provision for environmental remediation (See Note 9)	1,589,371
Mining concession asset – December 31, 2025	10,918,302
Change in estimate – Provision for environmental remediation (See Note 9)	(165,612)
Mining concession asset – September 30, 2026	10,752,690

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Mining Concession Option Agreements

i.	Second Guayabales Option

On January 4, 2021, the Company entered into the Second Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a four-year term, expiring on January 2, 2025, for total payments over the term of the agreement of $1,750,000.

Phase 2:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a second four-year term between January 2, 2025 to January 2, 2029 for total payments over the term of $1,000,000.

Phase 3:

Upon completion of Phase 2, the Company is required to pay a total of $4,300,000 over a two-year period ending on January 2, 2031 to acquire 100 percent of the property within the Second Guayabales Option.

Summary:

The following is a summary of the option payments to acquire the property under the Second Guayabales Option:

$
Total Phase 1	1,750,000
Total Phase 2	1,000,000
Total Phase 3	4,300,000
7,050,000

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and nine months ended September 30, 2026, the Company recognised $nil and $250,000, respectively, related to the first Phase 2 option payment (three and nine months ended September 30, 2025 – $nil and $250,000, respectively, related to the final Phase 1 option payment), as exploration and evaluation expense in the interim condensed consolidated statement of operations and comprehensive loss.

As at September 30, 2026, and from inception of the agreement, the Company has made total option payments of $2,000,000.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

ii.	Third Guayabales Option

On September 18, 2025, the Company entered into the Third Guayabales Option agreement to acquire mining concessions and one application, with total payments of $10,200,000 over a five-year period as follows:

●	An initial instalment of $2,800,000 was paid in 2025;

●	Annual instalments of $1,480,000 each year from 2026 through 2030.

Under the terms of the option agreement, the optionor and the Company are required to submit applications for the transfer of 100% of the concessions to the Company within 30 days of the execution of the agreement. The Company assumes exclusive responsibility for the management and execution of all activities within the concession areas.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and nine months ended September 30, 2026, the Company recognised $nil and $740,000, respectively, related to option payments, as exploration and evaluation expense in the interim condensed consolidated statement of operations and comprehensive loss in respect of this agreement.

As at September 30, 2026, and from the inception of the agreement, the Company has made total option payments of $3,540,000.

iii.	Fourth Guayabales Option

On September 18, 2025, the Company entered into the Fourth Guayabales Option agreement with one owner to acquire a mining concession.

Under the terms of an option agreement, the Company has the right to explore the mining concession up until October 1, 2028, at which point it can decide to acquire the mining concession by making a one-time payment of $7,000,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

Surface Rights Option Agreements

iv.	October 2023

On October 17, 2023, the Company entered into two option agreements with third parties to acquire surface rights over a four-year period. These option agreements replace and supersede the previous option agreements to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property over a four-year term, expiring on April 30, 2027, for total payments over the term of the agreements of $4,400,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the three and nine months ended September 30, 2026, the Company recognised option payments of $nil, and $500,000, respectively (three and nine months ended September 30, 2025 – $nil and $450,000, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at September 30, 2026, and from inception of the agreement, the Company has made total option payments of $2,850,000.

v.	May 2024

On May 23, 2024, the Company entered into three option agreements with third parties to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property. One agreement concluded on April 23, 2025, one agreement concluded on August 23, 2025, and the other one concludes on September 23, 2027. Upon conclusion of each agreement, the Company becomes the owner of the mentioned surface rights. Total payments over the term of the three agreements are $312,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and nine months ended September 30, 2026, the Company recognised option payments of $4,699 and $12,911, respectively (three and nine months ended September 30, 2025 – $14,020 and $60,324, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at September 30, 2026, and from inception of the agreement, the Company has made total option payments of $291,812.

(b)	San Antonio Project

The Company has entered into two option agreements (the “First San Antonio Option” and the “Second San Antonio Option”) with third parties to explore, develop and acquire the mining concession and properties within the San Antonio Project.

i.	First San Antonio Option

On July 9, 2020, the Company entered into an option agreement with a third party to acquire the San Antonio Project. The San Antonio project is located approximately 80km south of Medellín. It is situated in the Middle Cauca belt in the Department of Caldas, Colombia.

The option agreement provides the Company the right to explore, develop and acquire the property over a seven-year term, expiring on July 9, 2027, for total payments over the term of the agreement of $2,500,000. The Company has the option to pay an additional $2,500,000 to the optionor upon reaching commercial production in exchange for the 1.5% NSR on the property that would otherwise be payable to the optionor. The exploration and development program, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As the Company has the option to terminate the agreement at any time, upon notification to the optionor, the Company has not recognised any option payments payable in the future under the agreement in its consolidated statement of financial position.

For the three and nine months ended September 30, 2026, the Company recognised option payments of $750,000 and $750,000, respectively (three and nine months ended September 30, 2025 – $420,000 and $420,000, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at September 30, 2026, and from inception of the agreement, the Company has made total option payments of $1,750,000.

ii.	Second San Antonio Option

On June 13, 2024, the Company entered into an initial easement agreement with a third party for a total consideration of $50,000. The agreement granted the Company certain surface access rights within a defined geographic area within the San Antonio Project.

Subsequently, on October 29, 2024, the Company and the optionor amended and expanded the original agreement. Under the modified terms, the Company obtained a right of first refusal to acquire properties (land and surface rights) within the same area. This arrangement provides the Company with the opportunity, but not the obligation, to acquire such properties in the future, with terms and conditions to be determined at the time of acquisition, until December 31, 2026.

The total consideration agreed under the agreement amounts to $500,000, payable in instalments as follows:

●	an initial instalment of $100,000 was paid in 2024;

●	an additional instalment of $250,000 was paid in 2025, of which $150,000 was paid as of September 30, 2025, and the remaining $100,000 was paid in October 2025; and

●	A final instalment of $150,000 was paid in January 2026.

As at September 30, 2026, and from inception of the amended agreement, the Company has made total option payments of $500,000. As a result, the Second San Antonio Option has been fully executed.

On February 25, 2026, the Company entered into a four-year agreement with the optionor to acquire this land with fixed terms of payment for a total consideration of $10,566,000 (See Note 12 (c)).

8.	VAT RECEIVABLE

VAT receivable represents value added taxes paid in Colombia in respect of exploration activities, which are recoverable through export and local sales, subject to compliance with Colombian tax regulations.

As at	September 30, 2026	December 31, 2025
	$	$
Opening balance	3,894,616	2,261,717
VAT related to local purchases and services	1,836,593	1,149,881
Foreign exchange	484,725	483,018
Balance, end of period	6,215,934	3,894,616
Current portion	—	—
Long-term portion	6,215,934	3,894,616

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

9.	PROVISION FOR ENVIRONMENTAL REMEDIATION

As at	September 30, 2026	December 31, 2025
	$	$
Opening balance	1,589,371	—
Environmental remediation	—	1,857,509
Fair value adjustment – on date of initial recognition	—	(268,138)
Change in estimate	(165,612)	—
Dismantling – Fixed assets (Note 6)	246,089	—
Interest accretion expense	130,443	—
Foreign exchange	187,839	—
Balance, end of period	1,988,130	1,589,371
Current portion	(505,127)	(652,131)
Long-term portion	1,483,003	937,240

As part of the acquisition of the mining concession asset (see Note 5), the Company recognised a provision for environmental remediation. The provision mainly covers the treatment and closure of two small tailings ponds, a waste dump, and the sealing and backfilling of historical mining tunnels arising from activities conducted prior to the Company’s acquisition (see Note 7(a)). Management has assessed the necessity to undertake the required remediation works to comply with regulatory and operational requirements.

The provisions reflect management’s best estimates based on information available as of the reporting date. The ultimate remediation and dismantling costs may differ from the amounts recorded due to uncertainties inherent in site conditions, the results of further technical assessments, changes in remediation strategies, regulatory requirements, and other factors not yet fully known. Management intends to continue conducting site investigations and technical evaluations to refine the cost estimates and will adjust the provisions as additional information becomes available.

10.	WARRANTS LIABILITY

The following represents warrants denominated in Canadian dollars and classified as derivative financial liabilities:

	Nine-months period ended September 30, 2026		Year ended December 31, 2025
	Number of warrants	$	Number of warrants	$

Opening balance	—	—	2,250,000	3,163,115
Warrants exercised	—	—	(2,250,000)	(13,727,590)
Fair value revaluation of warrants liability	—	—	—	10,564,475
Balance, end of period	—	—	—	—
Current portion	—	—	—	—
Long-term portion	—	—	—	—

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Subscription Warrants – March 2024 Offering

On March 4, 2024, the Company closed a strategic investment by a single purchaser on a non-brokered private placement (the “March 2024 Offering”) of C$18,900,000 ($13,925,729). The March 2024 Offering consisted of the sale of 4,500,000 Units at a price of C$4.20 per Unit.

Each Unit was comprised of one common share in the capital of the Company (“Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share, subject to standard anti-dilution provisions, at a price of C$5.01 until March 4, 2027, however the Company has the right to accelerate the expiry of the Subscription Warrants in the event that the Company’s closing price on the TSXV remains equal to or higher than $6.00 for 20 consecutive trading days following the date that is 24 months after the Closing Date, the Company may accelerate the Warrant Term to the date which is 30 trading days following the date a notice is provided to holders of Warrants and a press release is issued by the Company announcing the accelerated Warrant Term.

The Warrants were classified as derivative financial liabilities as they were denominated in Canadian dollars and the Company’s functional currency is the US dollar. Proceeds from the March 2024 Offering were allocated between Common Shares and Subscription Warrants based on the residual fair value method within the unit.

The issue date fair value of the Warrants was determined to be C$0.72 per warrant with the resulting allocation of the total proceeds for the March 2024 Offering being:

	C$	$
Warrants liability – Subscription Warrants	1,620,000	1,193,634
Share capital – Subscription Shares	17,280,000	12,732,095
Total gross proceeds	18,900,000	13,925,729

For the year ended December 31, 2025, the Company recognised a derivative loss of $10,564,475, in the consolidated statement of operations and comprehensive loss for the revaluation of the Warrants.

Fair value for the Subscription Warrants was determined using the Binomial pricing model using the following weighted average assumptions as at March 20, 2025:

Weighted average share price	C$	13.75
Weighted average risk-free interest rate		2.75%
Weighted average dividend yield		Nil
Weighted average stock price volatility		52.56%
Weighted average period to expiry (years)		—

On March 20, 2025, all 2,250,000 Warrants – March 2024 Offering were exercised with total proceeds received of $7,857,044 (C$11,272,500).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

11.	LEASE LIABILITIES

As at	September 30, 2026	December 31, 2025
	$	$
Opening balance	1,858,326	155,527
New leases during the period	416,509	1,930,872
Lease modifications, net (a)	1,160,752	47,297
Lease payments	(1,307,509)	(730,072)
Interest accretion expense	364,790	265,707
Foreign exchange	251,057	188,995
Balance, end of period	2,743,925	1,858,326
Current portion	(1,610,304)	(722,050)
Long-term portion	1,133,621	1,136,276

(a)	Lease modifications, net

During the period ended March 31, 2026, the Company modified certain lease agreements, which resulted in the remeasurement of lease liabilities in accordance with IFRS 16. The remeasurement reflects changes in lease terms, including an extension of lease duration and an increase in the scope of leased assets (See Note 6 (c)).

These modifications did not result in new lease arrangements but rather represent changes to existing contracts. Accordingly, lease liabilities were adjusted to reflect the revised lease payments, discounted at the applicable incremental borrowing rates at the date of modification. The corresponding adjustments were recognised against right-of-use assets.

The lease liabilities were measured on inception of the lease at the present value of the lease payments over the lease term, discounted using a weighted average discount rate of 22.70%, based on the Company’s incremental borrowing rate.

Interest accretion expense or amortization of the discount on the lease liability is charged to the interim condensed consolidated statement of operations and comprehensive loss using the effective interest method.

For the three months and nine months ended September 30, 2026, the Company made lease payments of $150,131 and $475,940, respectively (three and nine months ended September 30, 2025 – $102,934 and $384,778, respectively) for contracts with terms of 12 months or less and which were recognised as lease expense within exploration and evaluation expenses.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

12.	OTHER LONG-TERM LIABILITIES

As at	September 30, 2026	December 31, 2025
	$	$
Opening balance	4,652,294	—
Original acquisition cost – First Guayabales Option	—	9,833,334
Original acquisition cost – Other Mining concessions	—	750,000
Original acquisition cost – Lands	46,195,170	6,000,000
Original acquisition cost – Mining title application	3,482,718	—
Fair value adjustment long-term liability (on date of acquisition)	(7,421,200)	(1,243,156)
Other Long-Term Liabilities payments	(13,098,752)	(11,124,782)
Interest accretion expense	2,112,731	436,898
Balance, end of period	35,922,961	4,652,294
Current portion	(12,779,947)	(2,470,585)
Long-term portion	23,143,014	2,181,709

Long-Term Liabilities	Opening Balance	Additions Nominal Value	Payments	Interest Accretion	Fair Value Adjustment	September 30, 2026
	$	$	$	$	$	$
First Guayabales Option (a)	1,425,561	—	(1,500,000)	74,439	—	—
Other Mining Concessions (b)	328,559	—	(187,500)	33,376	—	174,435
Land acquisitions (c)	2,898,174	46,195,170	(10,250,346)	1,904,861	(7,124,017)	33,623,842
Mining title application (d)	—	3,482,718	(1,160,906)	100,055	(297,183)	2,124,684
Balance, end of period	4,652,294	49,677,888	(13,098,752)	2,112,731	(7,421,200)	35,922,961

Long-Term Liabilities	Less than 1 year	Year 2	Year 3	Year 4	Year 5	Total
	$	$	$	$	$	$
Other Mining Concessions (b)	174,435	—	—	—	—	174,435
Land acquisitions (c)	11,494,866	8,307,351	7,490,305	6,331,320	—	33,623,842
Mining title application (d)	1,110,646	1,014,038	—	—	—	2,124,684
Balance, end of period	12,779,947	9,321,389	7,490,305	6,331,320	—	35,922,961

(a)	First Guayabales Option

On June 23, 2025, the Company recognised a financial liability as a result of the exercise of its option to acquire the mining concession contract under the First Guayabales Option.

The present value of the total consideration owing to the optionor under the terms of the amended First Guayabales option agreement of $9,833,334 has been adjusted to reflect the time value of money using a discount rate of 9.25% over a period from 2025 to 2027 resulting in the recognition of a mining concession contract of $9,328,931 and a corresponding financial liability (See Note 7 (a)).

The final balance of $1,500,000 was paid on January 26, 2026. Upon completion of these payments, the total outstanding obligation under the agreement was fully settled.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(b)	Other Mining Concessions

On July 16, 2025, the Company recognised a financial liability as a result of the acquisition of a mining concession under a two-year term for a total consideration of $750,000.

The present value of the total consideration owing to the seller under the terms of the agreement of $750,000 has been adjusted to reflect the time value of money using a discount rate of 9.25% over a period from 2025 to 2027 resulting in the recognition of a mining concession of $703,401 and a corresponding financial liability (See Note 5 (d))

The total amount of $750,000 will be paid as follows:

●	An initial instalment of $375,000 was paid in July 2025, and

●	Annual instalments of $187,500 to be paid in 2026 and 2027.

As at September 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $174,435.

(c)	Lands

The financial liabilities are initially measured at the present value of the future contractual payments, with the resulting discount recognized as finance cost over the applicable payment period. The significant land acquisition liabilities outstanding during the period are described below.

Guayabales Project

●	On September 18, 2025, the Company recognised a financial liability as a result of the acquisition of land under a four-year term agreement for a total consideration of $6,000,000.

The present value of the total consideration owing to the seller under the terms of the agreement of $6,000,000 has been adjusted to reflect the time value of money using a discount rate of 9.50% over a period from 2025 to 2029 resulting in the recognition of a property, plant and equipment of $5,307,846 and a corresponding financial liability (See Note 6 (a)).

The total amount of $6,000,000 will be paid as follows:

■	An initial total instalment of $2,250,000 was paid in October 2025, and

■	Annual instalments of $937,500 to be paid from 2026 to 2029.

As at September 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $2,708,055.

●	On March 10, 2026, the Company recognised a financial liability as a result of the acquisition of land under a four-year agreement for a total consideration of $33,581,007.

The present value of the total consideration owing to the seller under the terms of the agreement of $33,581,007 has been adjusted to reflect the time value of money using a discount rate of 9.50% over a period from 2026 to 2030 resulting in the recognition of a property, plant and equipment of $28,202,423 and a corresponding financial liability (See Note 6 (a)).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The total amount of $33,581,007 will be paid as follows:

■	An initial total instalment of $3,212,183 was paid in March 2026,

■	A second instalment of $3,212,183 was paid in June 2026,

■	A third and fourth instalment totalling $7,883,546, payable in 2027,

■	Annual instalments of $6,424,365 to be paid from 2028 to 2030.

As at September 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $22,927,964.

●	On March 20, 2026, the Company recognised a financial liability as a result of the acquisition of land under a two-year agreement for a total consideration of $2,048,163.

The present value of the total consideration owing to the seller under the terms of the agreement of $2,048,163 has been adjusted to reflect the time value of money using a discount rate of 9.50% over a period from 2026 to 2027 resulting in the recognition of a property, plant and equipment of $1,926,417 and a corresponding financial liability (See Note 6 (a)).

The total amount of $2,048,163 will be paid as follows:

■	An initial total instalment of $241,220 was paid in March 2026,

■	A second and third instalment totalling $782,862, were paid in 2026,

■	A fourth and fifth instalment totalling $1,024,081, payable in 2027.

As at September 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $974,268.

San Antonio Project

On February 25, 2026, the Company recognised a financial liability as a result of the acquisition of land under a four-year agreement for a total consideration of $10,566,000.

The present value of the total consideration owing to the seller under the terms of the agreement of $10,566,000 has been adjusted to reflect the time value of money using a discount rate of 9.50% over a period from 2026 to 2030 resulting in the recognition of a property, plant and equipment of $8,942,313 and a corresponding financial liability (See Note 6 (a)).

The total amount of $10,566,000 will be paid as follows:

●	An initial total instalment of $216,723 was paid in March 2026,

●	A second total instalment of $2,116,426 was paid in July 2026,

●	Two instalments of $2,116,426 to be paid in 2027 and 2028, and

●	Annual instalments of $2,000,000 to be paid in 2029 and 2030.

As at September 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $7,013,555.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(d)	Mining Title Application - Trap Application

On March 27, 2026, the Company entered into an irrevocable agreement to acquire rights derived from a mining concession application related to the Trap target at the Guayabales Project for total consideration of $3,482,718, payable in three equal instalments through 2028.

Completion of the assignment is contingent upon the granting of the mining title by the National Mining Agency (“ANM”) to the current applicants and the subsequent registration of the assignment in favor of the Company.

In accordance with the Company’s accounting policy, acquisition costs related to mining concession rights that meet the criteria for recognition as an asset are capitalised.

The present value of the total consideration owing to the optionor under the terms of the agreement of $3,482,718 has been adjusted to reflect the time value of money using a discount rate of 9.50% over a period from 2026 to 2028 resulting in the recognition of a mining concession asset of $3,185,535 and a corresponding financial liability (See Note 5 (c)).

The total amount of $3,482,718 will be paid as follows:

●	An initial total instalment of $1,160,906 paid in April 2026,

●	Annual instalments of $1,160,906 to be paid in 2027 and 2028.

As at September 30, 2026, the remaining fair value of the long-term liability outstanding for this agreement is $2,124,684.

The financial liability is classified and measured at amortized cost, and the amortization of the discount will be recognised as a finance cost consistent with the terms in the payment schedules.

13.	RELATED PARTY TRANSACTIONS

Related parties include management, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Compensation of Key Management Personnel

In accordance with IAS 24, key management personnel are those having authority and responsibility for planning, directing, and controlling the activities of the Company. Key management includes independent directors, the Executive Chairman of the board of directors (the “Chairman”), the Chief Executive Officer (“CEO”), the President and the Chief Financial Officer (“CFO”). The remuneration of members of key management personnel was as follows:

For the nine months ended September 30	2026	2025
	$	$
Management salaries, benefits and reimbursement of expenses	1,181,250	760,553
Share-based payments	2,064,191	1,154,063
	3,245,441	1,914,616

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

During the period, certain management services were provided through entities controlled by members of key management:

●	The Chairman provides services through Lion Mining Services Inc. for a monthly fee of $45,800 (the monthly fee was $27,500 from January through October 2025 and increased to $45,800 effective November 2025)

●	The CEO provides services through Nova Lima LLC for a monthly fee of $33,333 (the same monthly fee has applied since the CEO joined the Company in April 2025).

In addition, the Company reimburses expenses incurred by the Chairman and CEO in the course of performing their duties related to the representation and management of the Company.

During the nine months ended September 30, 2026, the Company incurred $100,000 with AiMinr, Inc., a company affiliated with a director of the Company, for an enterprise software platform license. As at September 30, 2026, this amount was included in accounts payable and accrued liabilities, and it was paid in full in October 2026.

All related party transactions were conducted in the normal course of business and measured at the exchange amount agreed between the parties. Management considers that the terms of these transactions are comparable to those that would be obtained under arm’s-length conditions. All such arrangements are reviewed and approved by the independent members of the Board.

No other material related party transactions, balances or commitments existed as at September 30, 2026.

14.	FINANCIAL INSTRUMENTS

Financial Instrument Disclosures

Details of the material accounting policies and methods adopted (including the criteria for recognition, the bases of measurement and the bases for recognition of income and expenses) for each class of financial asset and financial liability are disclosed in Note 4 of the audited annual consolidated financial statements for the year ended December 31, 2025.

Fair value measurement

Fair market value represents the amount that would be exchanged in an arm’s length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

Fair value measurement is determined based on the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The carrying values for financial assets and liabilities for cash and cash equivalents, accounts payable and accrued liabilities, lease liabilities and other long-term liabilities approximate their fair values as at September 30, 2026.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Other financial liabilities of $38,666,886 as at September 30, 2026 (December 31, 2025 – $6,510,620) were as follows:

As at September 30, 2026	FVTPL	FVOCI	Amortized Cost	Total
	$	$	$	$
Financial liabilities
Lease liabilities	—	—	2,743,925	2,743,925
Other long-term liabilities	—	—	35,922,961	35,922,961
	—	—	38,666,886	38,666,886

As at December 31, 2025	FVTPL	FVOCI	Amortized Cost	Total
	$	$	$	$
Financial liabilities
Lease liabilities	—	—	1,858,326	1,858,326
Other long-term liabilities	—	—	4,652,294	4,652,294
	—	—	6,510,620	6,510,620

There were no transfers between the fair value hierarchy during the nine months ended September 30, 2026.

15.	FINANCIAL AND CAPITAL RISK MANAGEMENT

(a)	Financial Risk Management

The Company’s activities expose it to a variety of financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Risk management is carried out by the Company’s management with guidance from and policies approved by the Board of Directors.

Financial Risk Factors

Foreign currency risk

Foreign currency risk arises from future commercial transactions and recognised assets and liabilities denominated in currency that is not the entity’s functional currency. The Company’s functional currency is the U.S. dollar. The Company conducts some of its operating, financing and investing activities in currencies other than the U.S. dollar. The Company is therefore subject to gains and losses due to fluctuations in these currencies relative to the U.S. dollar. The Company does not use derivative instruments to hedge exposure to foreign exchange risk.

As at September 30, 2026, the exchange rates were COP:US$3,341.23, based on Banco de la Republica – Colombia, and CAD:US$0.705, based on Bank of Canada, respectively (September 30, 2025, COP:US$3,901.29 and CAD:US$0.718, respectively).

For the nine months ended September 30, 2026, the average was COP:US$3,499.75 and CAD:US$0.722, respectively (nine months ended September 30, 2025, COP:US$4,131.52 and CAD:US$0.7149, respectively).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The Company had the following foreign currency balances:

As at September 30, 2026	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	9,848,354	2,947,523
Cash and cash equivalents	CAD	9,680,491	6,823,013
Long-Term VAT Receivable	COP (000’s)	20,768,866	6,215,934
Receivables and prepaid expenses	CAD	105,192	74,142
Accounts payable and accrued liabilities	COP (000’s)	(32,433,253)	(9,706,980)
Accounts payable and accrued liabilities	CAD	(137,480)	(96,899)
Other Long-Term liabilities	COP (000’s)	(12,314,733)	(3,685,689)
Provision for environmental remediation	COP (000’s)	(6,642,800)	(1,988,130)
Lease liability	COP (000’s)	(7,466,223)	(2,234,573)

As at December 31, 2025	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	1,141,222	303,752
Cash and cash equivalents	CAD	11,407,205	8,322,782
Long-Term VAT Receivable	COP (000’s)	14,632,386	3,894,616
Receivables and prepaid expenses	CAD	133,112	97,120
Accounts payable and accrued liabilities	COP (000’s)	(17,678,150)	(4,705,290)
Accounts payable and accrued liabilities	CAD	(69,614)	(50,791)
Provision for environmental remediation	COP (000’s)	(5,971,394)	(1,589,371)
Lease liability	COP (000’s)	(4,799,169)	(1,277,367)

As at September 30, 2026, had the Colombian peso strengthened (weakened) by 10% against the U.S. dollar, with all other variables held constant, the Company’s net loss for the nine months ended September 30, 2026 would have increased (decreased) by approximately $845,191 (December 31, 2025 – $337,366), mainly as a result of the translation of COP-denominated accounts payable and accrued liabilities, other long-term liabilities, provision for environmental remediation and lease liabilities, net of COP-denominated cash and VAT receivable. Had the Canadian dollar strengthened (weakened) by 10% against the U.S. dollar, the net loss would have decreased (increased) by approximately $680,026 (December 31, 2025 – $836,911), mainly as a result of CAD-denominated cash and cash equivalents.

Credit risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfil its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and receivables. The Company has no significant concentration of credit risk arising from its properties. The majority of the Company’s cash and cash equivalents are held with banks in Canada and Colombia. Funds held in banks in Colombia are limited to yearly forecasted Colombian denominated expenses. The Company limits material counterparty credit risk on these assets by dealing with financial institutions with credit ratings of at least “BBB-” or higher, or those which have been otherwise approved. Receivables mainly consist of receivables for refundable commodity taxes in Canada and Colombia. Management believes that the credit risk concentration with respect to remaining amounts receivable is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. The Company manages its liquidity risk by proactively mitigating exposure through cash management, including forecasting its liquidity requirements with available funds and anticipated investing and financing activities.

As at September 30, 2026, the cash balance was $70,601,976 (December 2025 – $129,647,421). However, the cash balance is not sufficient to continue to explore, build a mine, and meet all of its future obligations in respect of the option contracts in Note 22 if the Company elects to exercise all its options in respect of all the contracts. Thus, continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from existing shareholders and/or new shareholders or through other arrangements, complete sufficient public equity financing, or generate profitable operations in the future.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Interest rate risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company’s cash balances are not subject to significant interest rate risk as balances are current.

(b)	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern in order to pursue the exploration and evaluation of its mineral interests. The Company mainly relies on equity issuances to raise new capital. The capital structure of the Company includes the components of equity as well as cash and cash equivalents.

The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to estimates to ensure that there is sufficient capital on hand to meet ongoing obligations. The Company maintains its cash in highly liquid short-term deposits which can be liquidated immediately without interest or penalty.

The Company’s overall strategy with respect to capital risk management has remained consistent for the period ended September 30, 2026.

16.	SHARE CAPITAL

(a)	Authorized

Authorized share capital consists of an unlimited number of common shares without par value. All issued shares are fully paid. No dividends have been paid or declared by the Company since inception.

(b)	Issued

During the nine months ended September 30, 2026 and 2025, the Company issued shares resulting from the following transactions:

2026 Transactions

i.	The Company issued 410,709 common shares resulting from the exercise of stock options (See Note 18).

2025 Transactions

ii.	On March 20, 2025, the Company issued 4,741,984 common shares, at a price of C$11.00 per share, resulting from the closing of the March 2025 – Private Placement for a total of $36,357,304 (C$52,161,824). Common share issue costs of $172,887 were cash based and were recognised as a reduction in share capital.

iii.	The Company issued 263,084 common shares resulting from the exercise of stock options (See Note 18).

iv.	The Company issued 2,250,000 common shares resulting from the exercise of warrants (See Note 10).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

17.	EARNINGS PER SHARE

(a)	Basic

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to equity holders of the Company by the weighted average number of common shares outstanding as follows:

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025

Net loss	$(23,476,245)	$(10,843,767)	$(55,927,847)	$(36,290,694)
Weighted average number of common shares outstanding	92,843,962	84,854,580	92,710,361	82,846,305
Basic net loss per common share	$(0.25)	$(0.13)	$(0.60)	$(0.44)

(b)	Diluted

The Company incurred a net loss for each of the periods of nine months ended September 30, 2026 and 2025; therefore, all outstanding stock options and share warrants have been excluded from the calculation of diluted loss per share since the effect would be anti-dilutive.

18.	SHARE BASED PAYMENTS

The Company adopted a stock option plan (the “Plan”) pursuant to the Securities Act of Ontario (the “Act”). The aggregate maximum number of shares reserved for issuance under the Plan and all other security-based compensation arrangements (together “Share Compensation Arrangements”) at any given time is 10% of the Company’s issued and outstanding shares as at the date of the grant of the Share Compensation Arrangement. Any shares subject to a stock option under the Plan which have been exercised, cancelled, repurchased, expired or terminated in accordance with the Plan will again be available under the Plan.

Under the Plan, the Company may grant to directors, officers, employees, and consultants stock options to purchase common shares of the Company. Stock options granted under the Plan will be for a term not to exceed 10 years.

The continuity of stock options during the period were as follows:

	2026		2025
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		C$		C$
Outstanding, beginning of year	6,103,800	9.51	4,434,800	4.07
Granted	810,000	24.15	900,000	13.54
Exercised	(410,709)	3.08	(263,084)	3.03
Cancelled / Forfeited	(17,500)	14.44	(50,000)	4.12
Outstanding, September 30	6,485,591	11.73	5,021,716	5.82

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The following table summarizes information about stock options outstanding and exercisable as at September 30, 2026:

	Options Outstanding			Options Exercisable
Range of Price (C$)	Number of Options Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)	Number of options exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)
$2.00 – $3.00	1,320,300	0.63	2.87	1,320,300	0.63	2.87
$3.01 – $6.00	1,882,291	2.76	5.16	929,793	2.52	4.79
$6.01 – $9.00	333,000	2.66	7.50	199,667	2.18	6.95
$15.00 – $29.00	2,950,000	4.14	20.36	233,333	3.56	15.03
	6,485,591	2.95	11.73	2,683,093	1.66	4.90

Options outstanding as at September 30, 2026, vest every six or three months over a two to four-year period and have a term of five years. The unamortized portion of share-based expenses as of September 30, 2026, is $11,602,491. This amount remains to be recognised in future periods.

The following is a summary of the stock options granted during the period, the fair values and the assumptions used in the Black-Scholes option pricing formula:

For the nine months ended September 30	2026		2025

Number of options granted		810,000		900,000
Weighted average share price on grant date	C$	24.15	C$	13.54
Weighted average risk-free interest rate		2.87%		2.63%
Weighted average dividend yield		Nil		Nil
Weighted average stock price volatility		55.47%		55.81%
Weighted average period to expiry (years)		4.12		3.50
Weighted average grant date fair value per share		$16.80		$8.34

For the three and nine months ended September 30, 2026, the Company recognised $1,525,485, and $4,439,025, respectively (three and nine months ended September 30, 2025 – $853,489 and $1,922,963, respectively), as general and administration expense in the consolidated statement of operations in respect of the amortization of the share-based compensation.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

19.	EXPENSES BY NATURE

(a)	Exploration and evaluation

Exploration and evaluation expense is made up of the following:

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
	$	$	$	$
Drilling services	7,317,665	3,040,696	16,953,917	8,282,390
Salaries and benefits	1,718,881	875,910	4,371,851	2,343,059
Field costs, surveys and other	1,445,522	872,258	3,735,959	1,827,271
Option payments and fees (i)	1,797,164	1,711,454	3,968,523	2,990,664
Studies and technical evaluation	789,992	399,853	2,532,311	487,840
Transportation and meals	703,804	493,494	1,848,893	1,134,932
Assaying	856,567	585,292	1,927,532	1,650,673
Security	594,067	125,093	1,566,483	306,619
Consulting and professional fees	812,093	225,389	1,562,043	714,574
Community expenses	462,997	286,158	1,156,945	632,103
Impairment and write-off (Note 6(b))	283,716	—	283,716	—
Depreciation and amortization	379,558	173,133	1,072,970	525,515
Geophysics	23,520	5,730	110,438	190,702
	17,185,546	8,794,460	41,091,581	21,086,342

i.	For the three and nine months ended September 30, 2026, the Company recognised option payments of $754,699 and $2,402,911, respectively (three and nine months ended September 30, 2025 - $734,020 and $1,480,324, respectively).

(b)	General and administration

General and administration expense is made up of the following:

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
	$	$	$	$
Share-based compensation	1,525,485	853,489	4,439,025	1,922,963
Salaries and benefits	1,272,897	725,601	3,696,310	1,977,198
Colombian wealth tax expense	478,927	—	478,927	—
Consulting and professional fees	292,804	369,161	1,087,838	1,110,189
Travel and entertainment	336,393	119,997	981,081	393,298
Office administration	314,766	56,954	488,773	121,674
Insurance	145,676	131,658	433,730	303,360
Regulatory and compliance fees	239,270	40,299	481,011	296,950
Depreciation	87,066	30,404	267,698	53,227
Investor relations	15,398	28,114	107,802	183,946
Others	82,001	40,870	223,827	110,167
Directors’ fees and expenses	68,008	53,000	131,008	111,000
	4,858,691	2,449,547	12,817,030	6,583,972

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(c)	Finance costs

Finance costs is comprised of the following:

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
	$	$	$	$
Interest accretion expense (i)	1,101,034	123,207	2,607,964	252,012
Other finance expense	106,371	58,388	246,236	99,470
	1,207,405	181,595	2,854,200	351,482

i.	Interest accretion expense is in respect of the lease liability, provision for environmental remediation and dismantling, and other long-term liabilities (See Note 9, Note 11 and Note 12).

20.	OTHER INCOME (EXPENSE)

Other income (expense) is made up of the following:

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
	$	$	$	$
Gain on sale of gold recovered from tailings, net	23,559	—	23,559	—
Others	4,000	128	4,000	1,186
	27,559	128	27,559	1,186

During the three months ended September 30, 2026, the Company sold 7.84 ounces of gold, in the form of gold doré, recovered from pre-existing tailings located on the First Guayabales mining title. The tailings were generated by the activities of previous operators and were acquired together with the mining title in the prior year. The gold was recovered through third-party processing and sold to a Colombian international trading company for export. The sales were collected in full during the three-month period ended September 30, 2026.

The Company remains in the exploration and evaluation stage. These sales are incidental to its exploration activities and are not an output of its ordinary activities; accordingly, they are not presented as revenue in the interim condensed consolidated statement of operations.

21.	CASH FLOW INFORMATION

Operating Activities

Net changes in working capital items:

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
	$	$	$	$
Receivables, prepaid expenses	(273,967)	(402,900)	(621,295)	(701,680)
VAT Receivable	(892,342)	(322,153)	(1,836,593)	(770,391)
Accounts payable and accrued liabilities	327,601	757,221	4,826,167	2,430,502
	(838,708)	32,168	2,368,279	958,431

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

22.	COMMITMENTS, OPTION AGREEMENTS AND CONTINGENCIES

Commitments

As at September 30, 2026, the Company had the following contractual commitments and obligations:

	Total	Less than 1 Year	Years 2 – 5	After 5 Years
	$	$	$	$
Short-term lease commitments (a)	709,241	709,241	—	—
Service contracts (b)	3,502,407	3,502,407	—	—
	4,211,648	4,211,648	—	—

(a)	Short-term lease commitments represent payments under leases with terms of 12 months or less, for which the Company applies the short-term lease recognition exemption under IFRS 16.
(b)	Service contracts represent commitments in respect of drilling and infrastructure.

Option Agreements

The Company has the option to terminate its option agreements at any time. Future expenditures are therefore dependent on the success of exploration and development programs and a decision by management to continue or exercise its option(s) for the relevant project and agreement.

As at September 30, 2026, the expected timing of payments, in respect of the Company’s option agreements under the assumption that the Company continues to exercise its option(s) for the relevant project and agreement are as follows:

	Total	Less than 1 Year	Year 2	Year 3	Year 4	After 4 years
	$	$	$	$	$	$
Second Guayabales Option	5,050,000	250,000	250,000	250,000	2,150,000	2,150,000
Third Guayabales Option	6,660,000	1,480,000	1,480,000	1,480,000	1,480,000	740,000
Fourth Guayabales Option (a)	7,000,000	—	—	7,000,000	—	—
First San Antonio Option (b)	3,250,000	750,000	—	—	—	2,500,000
Other Option agreements (c)	1,570,188	1,570,188	—	—	—	—
Balance	23,530,188	4,050,188	1,730,000	8,730,000	3,630,000	5,390,000

(a)	Includes a one-time payment of $7,000,000 on October 1, 2028, to exercise the option agreement (See Note 7 (a)(iii)).
(b)	Includes a one-time payment of $2,500,000 in lieu of the NSR upon reaching commercial production (See Note 7 (b)(i)).
(c)	Amounts disclosed related to the option agreements to purchase surface rights (See Note 7 (a)(iv) and 7 (a)(v)).

Environmental Contingencies

The Company’s exploration activities are subject to Colombian laws and regulations governing the protection of the environment. These laws are subject to change and may generally become more restrictive. The Company has recognised a provision for the environmental remediation obligation associated with the Guayabales I area (Note 9), based on its best estimate of the expenditures required to settle that obligation. Other than this provision, the Company may be required to make future expenditures to comply with changes in such laws and regulations, the amounts of which are not determinable and have not been recognised in the consolidated financial statements.